Exhibit 99.1

DayDayCook Names Food and Beverage Industry Stalwart Malik Sadiq as Chief Operating Officer

Addition of proven executive in building global food brands positions DDC for rapid growth and expansion

NEW YORK--(BUSINESS WIRE)-- DDC Enterprise, Ltd., (NYSEAM: DDC) (“DayDayCook,” “DDC,” or the “Company”), a leading content-driven food consumer brand, today announced that Malik Sadiq has been appointed Chief Operating Officer, effective immediately. Mr. Sadiq will spearhead the integration and growth of DayDayCook’s brands globally, including the recent additions of Noma Lin, Yai’s Thai and Omsom.

“Malik joins the DayDayCook leadership team at an important and exciting time as we recently completed our third Asian foods acquisition in the U.S.,” said Norma Chu, DayDayCook’s Founder and CEO. “Malik brings unique experience of driving growth and operational efficiency -- both organically and through M&A – and will help the Company efficiently execute on our business plan. We look forward to the impactful contributions he will undoubtedly make to our team as DayDayCook continues its journey to become an Asian food powerhouse.”

Mr. Sadiq has more than 25 years of global food and beverage experience with more than 15 years at Tyson Foods. Most recently he was the Co-CEO and COO of LiveKindly Collective, a high-growth food company operating in 40 countries. Prior to this he was SVP of the International and Export divisions of Tyson Foods, growing revenue to $2B over his tenure. Mr. Sadiq received his Doctorate and Master’s in industrial engineering and a Bachelor’s in electrical engineering from the University of Arkansas, Fayetteville.

“I am very excited to join DDC and contribute to its strategy of acquiring authentic Asian brands and scaling for growth,” said Malik Sadiq. “DDC is uniquely positioned to drive this strategy because of its Asian origin and heritage. I am excited to bring my years of operating and M&A experience to drive DDCs strategy.”

About DayDayCook – A Leader in Food Innovation

Founded in 2012, DayDayCook is a leading content-driven consumer brand offering easy and convenient ready-to-heat, ready-to-cook and ready-to-eat Asian food products. The company focuses on innovative and healthy meal solutions with a fast-growing omnichannel sales network in China and the U.S., and through a strong online presence globally. The Company builds brand recognition through culinary and lifestyle content across major social media and e-commerce platforms.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Investors:
Head of Investor Relations
Kyle Gusé
kyle.guse@daydaycook.com

CORE IR
Matt Blazei
mattb@coreir.com

Media:
DDC Enterprise Ltd.
Chris Cheung
chris.cheung@daydaycook.com